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                                                                    EXHIBIT 99.2

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                                DEPOSIT AGREEMENT

                              for registered shares
                                 held in reserve

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Logitech (Jersey) Limited
Elizabeth House
9 Castle Street
St Helier
Jersey JE4 2QP

(hereinafter "Logitech Jersey")

                                       and

Logitech International SA
Les Chatagnis
CH-1143 Apples, Switzerland

(hereinafter the "Company")


- on the one part -
                                       and

CREDIT SUISSE
Paradeplatz 8
CH-8001 Zurich, Switzerland

(hereinafter the "Bank")


- on the other part -


have entered into the following agreement (the "Agreement"):


                                      B-1

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                                    Article I

This Agreement relates to the total of 272,500 registered shares with CHF 10.-- par value of the Company held in reserve by Logitech Jersey and deposited with the Bank (the "Shares Held in Reserve").

These shares shall serve to execute the conversion rights of the holders of 1% Convertible 2001-2006 Bonds (security number 1236784) of CHF 170 million, convertible into registered shares of the Company, unconditionally and irrevocably guaranteed by the Company and to be issued by Logitech Jersey (the "Bonds") (the "Bondholders"). The Bonds can be converted from June 8, 2001 to June 5, 2006 (the "Conversion Period").

Said purpose of the Shares Held in Reserve shall be maintained as long as the conditional capital of the Company as foreseen in the bond purchase, paying and conversion agency agreement among Logitech Jersey and the Company on the first part and Credit Suisse First Boston, Zurich, ("CSFB") and the other syndicate banks on the second part (the "Bond Agreement") (the "Conditional Capital") is not validly created according to the Bond Agreement. CSFB will determine, if the Conditional Capital is validly created according to the Bond Agreement. In particular, such determination is subject to certificates, to be furnished to CSFB by the Company, from the competent courts confirming that the decision of the general meeting of the Company's shareholders has not been challenged.

Logitech Jersey and the Company confirm and acknowledge that the Shares Held in Reserve were subscribed by Logitech Jersey at par value. Logitech Jersey and the Company further confirm and acknowledge that the Shares Held in Reserve were subscribed and are held by Logitech Jersey on a fiduciary basis on the account and at the risk of the Company.

                                   Article II

The Bank commits itself

a) to keep the Shares Held in Reserve in a separate custody account (0425-600213-85) in the name of Logitech Jersey, under the heading of "Shares Held in Reserve Logitech International SA"; and

b)   to surrender the Shares Held in Reserve solely in the following cases:

     (i) Provided that the Conditional Capital will not be validly created according to the Bond Agreement, the Bank will deliver Shares Held in Reserve to CSFB as the representative of the Bondholders according to the Bond Agreement, whenever during the Conversion Period and to the extent Bondholders claim their conversion rights.

     (ii) After receipt of a written notice from CSFB confirming that the Conditional Capital is validly created, the Bank will deliver the Shares Held in Reserve according to Article V below.


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     (iii) After receipt of a written notice from CSFB confirming that the conversion period has expired or all Bonds have been redeemed and/or converted, the Bank will deliver the Shares Held in Reserve according to Article V below.


      The obligations arising out of paragraph b) are established in favor of CSFB on behalf of the Bondholders within the meaning of Article 112 Swiss Code of Obligations ("CO"). The parties acknowledge that CSFB has declared to the Company that it claims the respective rights on behalf of the Bondholders according to Article 112 paragraph 3 CO. Furthermore, these obligations will continue until all requirements for the validity of the creation of the Conditional Capital are fulfilled, even if a part or all of the shares under the Conditional Capital have been already used for the purpose of executing the conversion rights of the Bondholders.

      The Company and Logitech Jersey herewith authorise and instruct the Bank not to use or surrender the Shares Held in Reserve for any other purpose than set forth in paragraph b) above. In particular, the Bank shall neither be authorised nor obliged to surrender the Shares Held in Reserve according to any instruction of the Company or Logitech Jersey which is inconsistent with this Agreement.

                                   Article III

As long as the Shares Held in Reserve are deposited with the Bank in accordance with this Agreement, Logitech Jersey and the Company shall not, and shall not be entitled to,

a)   receive any dividend on the Shares Held in Reserve;

b) exercise any subscription rights in other possible cases of distributions, such as e.g. in case of capital increases or capital increases for free and/or in case of convertible bonds, bonds with warrants, shareholder warrants as well as stock dividends etc. being distributed, or from exercising any resulting subscription rights; and

c)   exercise the voting rights allotted to the Shares Held in Reserve.


                                   Article IV

With regard to the Shares Held in Reserve, the Company, on the other hand, commits

a) to bear the Swiss issue tax on the issuance of securities of 1% on the initial purchase price of the Shares Held in Reserve (unless already paid);

b) to bear the Swiss issue tax on the issuance of securities of 1% on the agio incurring with the final use of the Shares Held in Reserve;

c) to relieve the Bank from any obligations regarding tax consequences which may occur in connection with the execution of the transactions described in this Agreement;

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d)   to pay the Bank for each year in which the separate custody account is entirely or partially used an annual lump-sum deposit fee of CHF 10,000.-- at the end of the calendar year, i.e. as of December 31, 2001 for the first time, for the whole duration of the Shares Held in Reserve being deposited with the Bank;

e) to pay the Bank a management fee of CHF 30,000.-- (excluding VAT of 7.6 %) which will become due an payable within 15 days (business days) upon the signing of this Agreement.


                                    Article V

If and when the Bank is entitled to deliver the Shares Held in Reserve in accordance with Article II paragraph b) subparagraph (ii), the Bank shall, upon receipt of the respective instruction of Logitech Jersey and after having received in full all outstanding fees under this Agreement, deliver the Shares Held in Reserve to the Company or to Logitech Jersey according to the latter's instruction (or, as the case may be, leave them in deposit if so directed by Logitech Jersey).

                                   Article VI

This Agreement shall be governed by and construed in accordance with substantive Swiss law (i.e. with the exception of Swiss conflict of laws rules). Any conflict arising out of or in connection with this Agreement shall be subject to the exclusive jurisdiction of the Commercial Court of the Canton of Zurich, Switzerland, with reserve of appeals to the Swiss Federal Court.

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This Agreement will be drawn up and signed in three originals. All the Company, the Bank and CSFB receive an original hereof.

Dated June 1, 2001


                               Logitech (Jersey) Limited

                               /s/ Guerrino De Luca
                               -------------------------------------------
                               Guerrino De Luca
                               President and Chief Executive Officer

                               /s/ Kristen M. Onken
                               -------------------------------------------
                               Kristen M. Onken
                               Chief Finance Officer, Chief Accounting Officer, And U.S. Representative


                               Logitech International SA

                               /s/ Guerrino De Luca
                               -------------------------------------------
                               Guerrino De Luca
                               President and Chief Executive Officer

                               /s/ Kristen M. Onken
                               -------------------------------------------
                               Kristen M. Onken
                               Chief Finance Officer, Chief Accounting Officer, And U.S. Representative


                               Credit Suisse

                               /s/ Reto Bragger
                               -------------------------------------------
                               Reto Bragger

                               /s/ Albert Angehrn
                               -------------------------------------------
                               Albert Angehrn


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